40-33

RECEIVED
APR 09 2009
The Division of
Investment Management

OppenheimerFunds®
The Right Way to Invest

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008
www.oppenheimerfunds.com

March 25, 2009

SEC Mail Processing
Section
MAR 26 2009
Washington, DC
110

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Civil Action Document Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992) and Oppenheimer Rochester National Municipals (File No. 811-5867)**

To the Securities and Exchange Commission:

Enclosed for filing on behalf of (i) Oppenheimer Rochester National Municipals, a registered management investment company (the "Fund"), and a series of Oppenheimer Multi-State Municipal Trust, (ii) OppenheimerFunds, Inc. ("OFI"), the Fund's investment advisor, and (iii) OppenheimerFunds Distributor, Inc. ("OFDI"), the Fund's general distributor, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint in *Bock v. Oppenheimer Rochester National Municipals, et al.* (USDC, D. CO) (09 CV 00386) (the "Civil Action"). The Civil Action purports to be a class action brought against certain of the Fund's trustees and officers, OFI and OFDI. The Civil Action states that the plaintiff was a shareholder of the Fund. The enclosed complaint was served on the Fund on March 24, 2009.

Very truly yours,

Mitchell J. Lindauer
Vice President &
Assistant General Counsel
(212) 323-0254
fax: (212) 323-4070
mlindauer@oppenheimerfunds.com

cc: Kramer Levin Naftalis & Frankel LLP

I:\LEGAL\Litigation\SEC Filings\Bock v. Rochester Natl Muni.doc

09005371

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. ______________

BRENDAN L. BOCK, on behalf of himself and all others similarly situated,

Plaintiff,

v.

OPPENHEIMER ROCHESTER NATIONAL MUNICIPALS
OPPENHEIMERFUNDS, INC.
OPPENHEIMERFUNDS DISTRIBUTOR, INC.
BRIAN F. WRUBLE
JOHN V. MURPHY
BRIAN W. WIXTED
DAVID K. DOWNES
MATTHEW P. FINK
ROBERT G. GALLI
PHILLIP A. GRIFFITHS
MARY F. MILLER
JOEL W. MOTLEY
RUSSELL S. REYNOLDS, JR.
JOSEPH M. WIKLER
PETER I. WOLD
RONALD H. FIELDING
DANIEL G. LOUGHRAN
SCOTT S. COTTIER
CLAYTON K. YEUTTER, and
TROY E. WILLIS,

Defendants.

CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS
AND JURY DEMAND

NATURE OF THE ACTION

1. Plaintiff, Brendan L. Bock ("Bock"), brings this securities action on behalf of himself and as a class action on behalf of all persons or entities who purchased or acquired

shares of the Oppenheimer Rochester National Municipals (the "Fund") during the period from March 13, 2006 to October 21, 2008, inclusive (the "Class Period"). Plaintiff brings claims pursuant to §§ 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "1933 Act"), 15 U.S.C. §§ 77k, 77l and 77o.

2. The Fund has three classes of stock (A, B and C) trading under the ticker symbols "ORNAX," "ORNBX," and "ORNCX," respectively, on the New York Stock Exchange. The Fund is based in this District, at 6803 South Tucson Way, Centennial, Colorado 80112-3924. It has about $4.0 billion in assets under management.

3. The Fund was offered by OppenheimerFunds, Inc. ("OppenheimerFunds" or the "Manager") which served as fund manager and investment advisor for the Fund, and OppenheimerFunds Distributor, Inc. ("Oppenheimer Distributor" or the "Distributor") which served as the distributor of the Fund.

4. The stated objective of the Fund is a high level of current interest income exempt from federal income taxes which it seeks to achieve by investing in a diversified portfolio of high-yield municipal securities. The Fund invests primarily in municipal securities.

5. Plaintiff and each member of the Class purchased the Fund's shares pursuant to registration statements and prospectuses issued by the Fund that was active during the Class Period. The Fund's registration statements and prospectuses ("Registration Statements") were issued on the following dates, among others: September 27, 2006, March 9, 2007, November 28, 2007, and were supplemented on July 1, 2008, August 29, 2008, and October 21, 2008, among other dates. These, and any other Registration Statements pursuant to which Fund shares were

issued during the Class Period were materially false and misled investors about the Fund's investment strategies and risks.

6. During the relevant period, the Fund failed to disclose risk factors associated with the Fund's underlying investments, including, but not limited to, the Fund's overconcentration of investments in illiquid securities in violation of its cap of 15% by investing in illiquid tobacco bonds (risky securitizations of lawsuit settlement payments to states by tobacco companies) and ordinary municipal bonds/notes that could turn illiquid quickly.

7. According to representations in the Registration Statements, the Fund would not invest more than 15% of its assets in illiquid securities, which are securities that do not trade in an active market and are riskier because the Fund may not be able to sell the securities at the desired price, if at all. Related to this representation, the Fund stated that its Manager, OppenheimerFunds, would monitor the holdings of illiquid securities on an ongoing basis to determine whether to sell any holdings to maintain adequate liquidity. In fact, contrary to its representation, the Fund invested 25% of its holdings in illiquid tobacco bonds. In addition, the Fund failed to disclose in its Registration Statements that the market for the other municipal bonds/notes that the Fund invested in could become illiquid based on price volatility, which could cause the percentage of its illiquid securities to increase significantly and quickly, as in fact happened.

8. In or around October 2008, the Fund filed a prospectus supplement alerting investors of the true liquidity risks of its investments -- the same risks that existed in 2006, 2007 and 2008. By October 2008, however, those risks had already manifested, dealing substantial losses to investors.

9. During the Class Period, the Fund lost approximately 60% of its net asset value ("NAV"). That terrible diminution in the value of the fund cannot be blamed on general market forces. The Fund was crowned "the biggest loser in its category last year [2008]" by fund analyst Morningstar Inc., as reported in a January 29, 2009 article by Thomson Reuters PLC, after losing 49% of its value in 2008 due to, among other reasons, its investments in tobacco bonds:

> Ronald Fielding's $3.6 billion Oppenheimer Rochester National Municipals Fund was the biggest loser in its category last year. It fell 49 percent as Fielding stuck by wagers, such as bonds backed by tobacco companies and airlines, that make him the top-performing municipal-fund manager from 2003 to 2006, according to Morningstar.

10. That article also reported that the poor relative performance of funds managed by OppenheimerFunds caused "a serious credibility issue" for the company.

11. The Fund's shares traded at a Class Period high of approximately $13.00 per share. They presently trade at $5.34 per share. All classes of the Fund's shares traded at the same prices throughout the Class Period.

JURISDICTION AND VENUE

12. The claims asserted herein arise under and pursuant to §§ 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. §§ 77k, 77l(a)(2) and 77o).

13. This Court has jurisdiction over the subject matter of this action pursuant to § 22 of the 1933 Act, 15 U.S.C. § 77v.

14. Venue is proper in this District pursuant to 15 U.S.C. § 77v. The Fund is based in this District and many of the acts giving rise to the violations of law complained of herein, including the dissemination to shareholders of the Registration Statements and Prospectuses, occurred from this District.

15. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

A. Plaintiff.

16. Plaintiff Bock, who resides at 70 Blanche Drive, Troy, MI 48098-2922, purchased shares of the Fund (class C) during the relevant time period pursuant to or traceable to at least one of the Registration Statements and prospectus at issue in this Complaint and has been damaged thereby. Plaintiff's transaction in Fund shares are identified in the certification appended to this complaint.

B. Defendants.

17. Defendant, the Fund, located at 6803 South Tucson Way, Centennial, Colorado 80112-3924, is organized as an open-end, diversified investment management company with an unlimited number of authorized shares of beneficial interest. The Fund was organized as a Massachusetts business trust in 1989. In 1993, the Trust was reorganized as a multi-series business trust. The Fund was known as Oppenheimer Florida Municipal Fund until September 2001, when it was renamed "Oppenheimer Rochester National Municipals."

18. Defendant OppenheimerFunds is the manager and investment advisor of the Fund and chooses the Fund's investments and handles its day-to-day business. It is a holding company that engages in securities brokerage, banking services and related financial services through its subsidiaries. OppenheimerFunds is headquartered at Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008. The Manager carries out its duties, subject to the

policies established by the Fund's Board of Trustees, under an investment advisory agreement. As compensation for its services, OppenheimerFunds receives a management fee.

19. Defendant Oppenheimer Distributor, located at Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008, is a subsidiary of the Manager and was, during the relevant time period, the principal underwriter and distributor for shares of the Fund and was the Trust's agent for the purpose of the continuous public offering of the Fund's shares.

20. Defendant Brian F. Wruble ("Wruble") was the Chairman of the Board of Trustees during the Class Period and signed the Registration Statements.

21. Defendant John V. Murphy ("Murphy") was President and Principal Executive Officer and a Fund Trustee throughout the Class Period and signed the Registration Statements.

22. Defendant Brian W. Wixted ("Wixted") was Treasurer and Principal Financial and Accounting Officer of the Fund throughout the Class Period and signed the Registration Statements.

23. Defendant David K. Downes ("Downes") was a Trustee of the Fund at the time of the November 28, 2007 Registration Statement, which he signed.

24. Defendant Matthew P. Fink ("Fink") was a Trustee of the Fund throughout the Class Period and signed the Registration Statements.

25. Defendant Robert G. Galli ("Galli") was a Trustee of the Fund at the time of the November 28, 2007 Registration Statement, which he signed.

26. Defendant Phillip A. Griffiths ("Griffiths") was a Trustee of the Fund throughout the Class Period and signed the Registration Statements.

27. Defendant Mary F. Miller ("Miller") was a Trustee of the Fund at the time of the November 28, 2007 Registration Statement, which she signed.

28. Defendant Joel W. Motley ("Motley") was a Trustee of the Fund throughout the Class Period and signed the Registration Statements.

29. Defendant Russell S. Reynolds, Jr. ("Reynolds") was a Trustee of the Fund throughout the Class Period and signed the Registration Statements.

30. Defendant Joseph M. Wikler ("Wikler") was a Trustee of the Fund throughout the Class Period and signed the Registration Statements.

31. Defendant Clayton K. Yeutter ("Yeutter") was Chairman of the Board of Trustees at the time of the September 26, 2006 Registration Statement, which he signed.

32. Defendant Peter I. Wold ("Wold") was a Trustee of the Fund throughout the Class Period and signed the Registration Statements.

33. Defendant Ronald H. Fielding ("Fielding") has been a Senior Portfolio Manager and Vice President of the Fund since 2001. Fielding was "primarily responsible for the day-to-day management of the Fund's investments."

34. Defendant Daniel G. Loughran ("Loughran") has been a Senior Portfolio Manager of the Fund since 2001 and Vice President of the Fund since 2005. Loughran has been a Senior Vice President of the Manager since July 2007 and has been a Portfolio Manager with the Manager since 1999. He is a team leader, a Senior Portfolio Manager, an officer and a trader for the Fund. Loughran was "primarily responsible for the day-to-day management of the Fund's investments."

35. Defendant Scott S. Cottier ("Cottier") has been a Senior Portfolio Manager of the Fund since 2002 and Vice President of the Fund since 2005. Cottier is a Senior Portfolio Manager, an officer and a trader for the Fund. Cottier was "primarily responsible for the day-to-day management of the Fund's investments."

36. Defendant Troy E. Willis ("Willis") has been an Assistant Vice President of the Manager since July 2005 and an Associate Portfolio Manager with the Manager since 2003; and a Vice President of the Fund since 2003. Willis is a Portfolio Manager, an officer and a trader for the Fund. Willis was "primarily responsible for the day-to-day management of the Fund's investments."

37. The defendants referenced above in ¶¶ 20-36 are herein referred to as the "Individual Defendants."

CLASS ACTION ALLEGATIONS

38. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3), on behalf of a class consisting of all persons or entities who acquired shares of the Fund traceable to the false and misleading Registration Statements during the Class Period (the "Class"). Excluded from the Class are defendants, the officers and trustees of the Fund, OppenheimerFunds, Oppenheimer Distributor, or any of the other defendants, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

39. The members of the Class are so numerous that joinder of all members is impracticable. The Fund's shares were actively traded in an efficient market. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained

through appropriate discovery, plaintiff believes that there are at least hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the OppenheimerFunds or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions. The Fund has millions of outstanding shares.

40. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

41. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

42. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the 1933 Act was violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public in the Registration Statements and any sales or promotional material for the Fund misrepresented material or omitted material facts about investment objectives, assets, operations or management of the Fund; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

43. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually

redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

DEFENDANTS' MATERIALLY FALSE AND MISLEADING REGISTRATION STATEMENTS AND PROSPECTUSES

The Fund's Inadequate Risk Disclosures Relating to Its Tobacco Bond Investments

44. The registration statements issued during the Class Period each represented that the fund would not invest more than 15% of its assets in illiquid securities, as follows:

> Illiquid and Restricted Securities. Investments may be illiquid because they do not have an active trading market, making it difficult to value them or dispose of them promptly at an acceptable price. Restricted securities may have terms that limit their resale to other investors or may require registration under federal securities laws before they can be sold publicly. **The Fund will not invest more than 15% of its net assets in illiquid securities** and cannot invest more than 10% of its net assets in restricted securities.

[Emphasis added].

45. This representation was materially false and misleading because, among other reasons, the Fund invested 25% of its assets in tobacco bonds, which were illiquid throughout the Class Period. In a December 5, 2008, article in *MuniFi*, it was reported that "[t]he fund's most notable holding is the so-called tobacco bonds, which make up about 25% of the portfolio."

The Fund's Inadequate Disclosures Regarding Liquidity Risks of Municipal Securities

46. Each of the Fund's Registration statements and prospectuses issued during the Class Period were materially false and misleading because they failed to properly disclose, and misrepresented, the amount of liquidity risk faced by the Fund.

47. As alleged above, each of the Registration Statements issued during the Class Period represented that it would invest no more than 15% of its assets in illiquid securities,

which was false because tobacco bonds comprised 25% of the Fund's investment and were illiquid throughout the Class Period.

48. In addition, the Fund failed to warn that the market for ordinary municipal bonds held by the Fund could turn illiquid under certain circumstances such as during times of increased market volatility. Yet the only illiquidity warning contained in the Registration Statements was that the Fund would invest no more than 15% of its assets in illiquid securities.

49. The truth was that the Fund was extremely risky, not only because 25% of its securities were illiquid, but because most of the rest could quickly become illiquid depending on market events, a tremendous risk not disclosed by the Registration Statements until it manifested.

50. On October 21, 2008, the Fund filed a prospectus supplement which amended the previously issued Prospectus dated November 28, 2007. The following statement was added to the section entitled "Main Risks of Investing in the Fund," and provided an example of what should have been disclosed throughout the Class Period:

> **UNUSUAL VOLATILITY AND LACK OF LIQUIDITY IN THE MUNICIPAL BOND MARKETS IN 2008.** Municipal bonds are traded in the "over-the-counter" market among dealers and other large institutional investors. In the latter months of 2008 that market has been subject to greater volatility than it has historically experienced. Liquidity in the municipal bond market (the ability to buy and sell bonds readily) has been reduced, as it has been in other fixed-income markets, in response to overall economic conditions and credit tightening. During times of reduced market liquidity, such as at the present, the Fund may not be able to sell bonds readily at prices reflecting the values at which the bonds are carried on the Fund's books. Sales of large blocks of bonds by market participants, such as the Fund, that are seeking liquidity can further reduce bond prices in an illiquid market. . . . It is not possible at this time to determine whether the current market illiquidity is a short-term phenomenon or may persist over a protracted period of time.

51. But the risk that liquidity could disappear for ordinary municipal bonds was a "main risk of investing in the Fund" in 2006, 2007 and throughout 2008. Instead of warning

about this risk, the Registration Statement provided false comfort by telling investors that only 15% of the Fund would be invested in illiquid securities.

COUNT I

VIOLATIONS OF § 11 OF THE 1933 ACT AGAINST THE FUND TRUSTEES AND/OR SIGNATORIES OF THE REGISTRATION STATEMENTS, THE FUND, AND OPPENHEIMER DISTRIBUTOR

52. Plaintiff repeats and incorporates each allegation contained above.

53. This Count I is brought pursuant to § 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Class, against the individual defendants that served as trustees during the Class Period and/or signed one of the Registration Statements (Wruble, Murphy, Wixted, Downes, Fink, Galli, Griffiths, Miller, Motley, Reynolds, Wikler, Wold, and Yeutter), the Fund, and Oppenheimer Distributor (collectively, the "Section 11 Defendants.")

54. The individual Section 11 Defendants signed a Registration Statement issued by the Fund during the Class Period, and/or served as a director/trustee or in a similar capacity during the Class Period. The Fund was the issuer of the securities. Oppenheimer Distributor was the underwriter of the Fund shares.

55. The Registration Statements for the Fund contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted material facts required to be stated therein.

56. None of the Section 11 Defendants made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements were true and without omissions of any material facts and were not misleading.

57. Plaintiff and the Class acquired the Fund's shares pursuant to a materially false and misleading Registration Statement.

58. Plaintiff and the Class have sustained damages in that the value of the Fund's shares has declined substantially from the prices at which they were purchased.

59. At the time of their purchases of the Fund's shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the untrue statements or omissions herein and could not have reasonably discovered those facts.

60. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this Complaint. Less than three years have elapsed from the time that Plaintiff purchased the Fund shares upon which this Count is brought to the time Plaintiff filed this Complaint.

COUNT II

VIOLATIONS OF § 12(a)(2) OF THE 1933 ACT AGAINST DEFENDANTS THE FUND, OPPENHEIMERFUND, AND OPPENHEIMER DISTRIBUTOR

61. Plaintiff repeats and incorporates each allegation contained above.

62. This Claim is brought pursuant to § 12(a)(2) of the 1933 Act, 15 U.S.C. § 77l(a)(2), on behalf of Plaintiff and other members of the Class who were offered or sold Fund shares by Defendants the Fund, OppenheimerFund, and Oppenheimer Distributor (the "Section 12(a)(2) Defendants").

63. The Section 12(a)(2) Defendants offered and sold a security, namely shares of the Fund's stock, by means of the Registration Statements and other representations, written and oral. The Registration Statements and other communications contained untrue and/or misleading

statements of material fact, contained material omissions, or omitted material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, or contained material statements of fact that the Section 12(a)(2) Defendants in the exercise of reasonable care should have known were false.

64. At the time they purchased the Fund's shares from the Section 12(a)(2) Defendants, Plaintiff and other members of the Class did not know that the representations made to them by the Section 12(a)(2) Defendants (in connection with the distribution of shares) and the matters described above were untrue, did not know the above described omitted material facts were not disclosed, and could not have reasonably discovered those facts.

65. As a result of the matters set forth above, pursuant to § 12(a)(2) of the 1933 Act, Plaintiff and Class members are entitled to recover, upon tender of the Fund shares they purchased, the consideration paid for the shares with interest thereon, less the amount of any income received thereon, or damages resulting from the Section 12(a)(2) Defendants' conduct.

66. Plaintiff and putative Class members who still hold share of the Fund hereby tender their shares in the Fund, in exchange for consideration paid for those securities, and any interest accrued thereof. Class members who sold their Fund shares are entitled to rescissory damages.

COUNT III

VIOLATIONS OF § 15 OF THE 1933 ACT AGAINST THE INDIVIDUAL DEFENDANTS AND OPPENHEIMERFUNDS

67. Plaintiff repeats and incorporates each allegation contained above.

68. This Claim is brought pursuant to § 15 of the 1933 Act, 15 U.S.C. § 77o against the Individual Defendants and OppenheimerFunds as control persons of the Fund, which violated Section 11 and Section 12, as described in Counts I and II.

69. Each of the Individual Defendants was a control person of the Fund by virtue of his or her position as a trustee and/or officer and/or manager of the Fund. The Individual Defendants were in a position to, and did, control the Fund's operations and disclosures made by the Fund in the Registration Statements issued during the Class Period.

70. The Individual Defendants and OppenheimerFunds are liable, as control persons, for damages caused by the Fund's violation of Section 11 and Section 12.

71. OppenheimerFunds was a control person of the Fund by virtue of its position as the Fund manager.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

72. Determining that this action is a proper class action and certifying Plaintiff as Class representative under Federal Rule of Civil Procedure 23;

73. Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

74. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

75. Awarding rescissory damages; and

76. Such equitable, injunctive or other relief as deemed appropriate by the Court.

DEMAND FOR TRIAL BY JURY

Plaintiff demands a trial by jury.

Dated: March 13, 2009

s/Timothy R. Beyer
Timothy R. Beyer # 12168
Michael W. Byrne # 33968
BROWNSTEIN HYATT FARBER
SCHRECK LLP
410 Seventeenth Street, Suite 2200
Denver, Colorado 80202-4432
Telephone: (303) 223-1100
Facsimile: (303) 223-1111
E-mail: tbeyer@bhfs.com
mbyrne@bhfs.com

Andrei V. Rado (admitted May 15, 2002)
MILBERG LLP
One Pennsylvania Plaza, 49th Floor
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229
E-mail: arado@milberg.com

COUNSEL FOR PLAINTIFF

Plaintiff's Address:

70 Blanche Drive
Troy, MI 48098-2922

Appendix H

INFORMATION REGARDING SPECIAL ASSIGNMENTS
See D.C.COLO.LCivR 40.1

Case number of action being filed: (new case: Bock v. Oppenheimer)

Case number of claimed related pending case in this court: 09-CV-00386-JLK

Judge assigned to claimed related case: Hon. John L. Kane

Type of action of claimed related case: The related case is a securities class action alleging that Defendants violated federal and state law in registering, marketing and selling the Oppenheimer Champion Income Fund.

Status of claimed related pending case: Complaint filed 2/24/09; first answer due 3/23/09

State reasons the new case is claimed to be related to a pending case(s): The cases involve distinct mutual funds that are managed by the same entity, OppenheimerFunds, Inc. and distributed by OppenheimerFunds Distributor, Inc. Although the operative facts are different and the funds are distinct, among other important differences, there may potentially be efficiencies in having Judge Kane preside over both matters and plaintiff accordingly identifies the cases as related in an abundance of caution and desire to comply with D.C.COLO.LCivR 7.5. Plaintiff does not by this selection represent that the actions are related for any other purpose.

s/Timothy R. Beyer
Timothy R. Beyer # 12168

Plaintiff Brendan L. Bock
Party

March 13, 2009
Date

(Rev. 11/04)

CERTIFICATION OF PROPOSED PLAINTIFF

I, Brendan L. Bock, certify that:

1. I have reviewed the complaint and authorize Milberg LLP to act on my behalf in this matter in applying for Named and/or Lead Plaintiff status and for all other purposes.
2. I did not acquire the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action or any other litigation under the federal securities laws.
3. I am willing to serve as a Lead Plaintiff either individually or as part of a group. A Lead Plaintiff is a representative party who acts on behalf of other class members in directing the action, and whose duties may include providing testimony at deposition and trial, if necessary.
4. I represent and warrant that I am authorized to execute this Certification on behalf of the purchasers of the subject securities described herein (including, as the case may be, myself, any co-owners, any corporations or other entities, and/or any beneficial owners).
5. I will not accept any payments for serving as a representative party on behalf of the class beyond the purchaser's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.
6. I understand that this is not a claim form, and that my ability to share in any recovery as a member of the class is unaffected by my decision to serve as a representative party or Lead Plaintiff.
7. The number of shares or other securities of Oppenheimer Rochester National Municipal C (ORNCX) I held immediately **BEFORE** the first day of the Class Period referenced in the complaint (if any) was:________ and the type of securities was (check one):

   ☐ Common Stock ☐ Bonds ☐ Preferred Stock ☐ Call ☐ Put

8. I have listed below all my transactions in the securities of Oppenheimer Rochester National Municipal C (ORNCX) **DURING** the Class Period referenced in the complaint as follows:

Type of Security (Common stock, Preferred Stock, Calls, Puts or Bonds)	Purchase/Acquisition or Sale/Disposition	Quantity	Trade Date (mm/dd/yy)	Price per Share/Security ($)
SEE ATTACHED SCHEDULE A				

(* List additional transactions on separate sheet, if necessary)

These securities were acquired or held in (check all that apply): ☐ General (non-retirement account)
☐ Merger/acquisition/distribution ☐ Gift ☐ IRA ☐ Employer-sponsored plan (401k, 403b, etc.)

9. I made the following sales of securities of Oppenheimer Rochester National Municipal C (ORNCX) during the 90-day period **AFTER** the Class Period referenced in the complaint:

Sales

Type of Security (Common stock, Preferred Stock, Calls, Puts or Bonds)	Quantity	Trade Date (mm/dd/yy)	Price per Share/Security ($)
SEE ATTACHED SCHEDULE A			

10. During the three years prior to the date of this Certification, I have not sought to serve and I have not served as a representative party for a class in an action filed under the federal securities laws, except as described below (if any:

I declare under penalty of perjury, under the laws of the United States, that the information entered is accurate.

Executed this 10 day of MARCH, 2009

Brendan L. Bock
Brendan L. Bock

ATTACHMENT 1

Schedule A
Brendan L. Bock Transaction(s) in
Oppenheimer Rochester National Municipal C

Purchase(s):

Date	Shares	Price
10/30/2006	**1021.2100**	12.73
11/22/2006	**2.6680**	12.84
12/29/2006	**3.6190**	12.85
1/2/2007	**0.4400**	12.86
1/24/2007	**4.1370**	12.82
2/21/2007	**3.9650**	12.86
3/28/2007	**3.8550**	12.79
4/25/2007	**4.0230**	12.80
5/23/2007	**4.0520**	12.73
6/27/2007	**3.8290**	12.52
7/25/2007	**4.0210**	12.47
8/29/2007	**4.2840**	11.42
9/26/2007	**4.3830**	11.64
10/24/2007	**4.3850**	11.68
11/28/2007	**4.4550**	11.15
12/31/2007	**4.7320**	10.90
1/23/2008	**4.9750**	11.06
2/27/2008	**5.2080**	10.04
3/26/2008	**5.7880**	9.44
4/23/2008	**5.7730**	9.55
5/28/2008	**5.7110**	9.62
6/25/2008	**6.1520**	9.23

Sale(s):

Date	Shares	Price
6/20/2008	**1021.2100**	9.23
6/20/2008	**2.6680**	9.23
6/20/2008	**3.6190**	9.23
6/20/2008	**0.4400**	9.23
6/20/2008	**4.1370**	9.23
6/20/2008	**3.9650**	9.23
6/20/2008	**3.8550**	9.23
6/20/2008	**4.0230**	9.23
6/20/2008	**4.0520**	9.23
6/20/2008	**3.8290**	9.23
6/20/2008	**4.0210**	9.23
6/20/2008	**4.2840**	9.23

6/20/2008	**4.3830**	9.23
6/20/2008	**4.3850**	9.23
6/20/2008	**4.4550**	9.23
6/20/2008	**4.7320**	9.23
6/20/2008	**4.9750**	9.23
6/20/2008	**5.2080**	8.85
6/20/2008	**5.7880**	9.23
6/20/2008	**5.7730**	9.23
6/20/2008	**5.7110**	9.25
6/30/2008	**6.1520**	7.53

JS 44 (Rev. 12/07)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

Brendan L. Bock, an Individual

(b) County of Residence of First Listed Plaintiff Oakland County, MI
(EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorney's (Firm Name, Address, and Telephone Number)

Timothy R. Beyer, Brownstein Hyatt Farber Schreck, LLP, 410 17th Street, 22nd Fl, Denver, CO 80202, 303.223.1100

DEFENDANTS

Oppenheimer Rochester National Municipals; Oppenheimerfunds, Inc.; Oppenheimerfunds Distributor, Inc.;

County of Residence of First Listed Defendant
(IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant)

(For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury - Med. Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence

Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt.Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

IMMIGRATION
- ☐ 462 Naturalization Application
- ☐ 463 Habeas Corpus - Alien Detainee
- ☐ 465 Other Immigration Actions

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

- ☒ 1 Original Proceeding
- ☐ 2 Removed from State Court
- ☐ 3 Remanded from Appellate Court
- ☐ 4 Reinstated or Reopened
- ☐ 5 Transferred from another district (specify)
- ☐ 6 Multidistrict Litigation
- ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing (**Do not cite jurisdictional statutes unless diversity**): 15 U.S.C. §§ 77k, 77l and 77o

15 U.S.C. §§ 77k, 77l

Brief description of cause: Class action complaint for violation of the federal securities laws

VII. REQUESTED IN COMPLAINT:

☑ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DEMAND $

CHECK YES only if demanded in complaint:
JURY DEMAND: ☑ Yes ☐ No

VIII. RELATED CASE(S) IF ANY

(See instructions): JUDGE John L. Kane DOCKET NUMBER 09--cv-00386-JLK

DATE 03/13/2009

SIGNATURE OF ATTORNEY OF RECORD s/Timothy R. Beyer #12168

FOR OFFICE USE ONLY

RECEIPT # AMOUNT APPLYING IFP JUDGE MAG. JUDGE